UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 10, 2011	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

London, 10 May 2011
CSR PLC UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 1 APRIL 2011

Revenues in line with management guidance. Gross margin improved.

Good progress on new generation of products and platforms.

CSR plc (“CSR”) today reports first quarter results for the 13 weeks to 1 April 2011:

•	First quarter financial performance

•	Q1 2011 revenues of $163.9m (Q1 2010: $173.0m) in line with management guidance,

•	Underlying gross margin increased to 49.1% (Q1 2010: 46.5%) driven by demand for higher margin products in Audio & Consumer and Automotive & PND (personal navigation devices),

•	Underlying R&D expenditure of $49.7m (Q1 2010: $43.7m) reflecting continued investment in our new generation of products and platforms,

•	Underlying SG&A expenditure of $30.7m (Q1 2010: $25.3m) reflecting the last elements of Broadcom litigation expense and expected to decline going forward,

•	Underlying diluted EPS of $0.02 (Q1 2010: $0.05) after finance income and R&D tax credits,

•	Diluted EPS of loss $0.01 (Q1 2010: profit $0.02) under IFRS,

•	Bought back 5,096,000 ordinary shares for a consideration of $31.0m during first quarter 2011.

•	Good progress on key catalysts for growth

•	New smartphone GPS win with Huawei, adding to the previously announced Tier One GPS design win with Samsung,

•	Strong position in feature phones with CSR8000 series of Bluetooth products. Market leadership position maintained in the Bluetooth controller market for gaming and in Bluetooth audio headsets,

•	Design wins for SiRFatlas® and SiRFprima® GPS/infotainment auto industry platforms,

•	Development of new generation 40nm products, including CSR9800 Wi-Fi/Bluetooth combination chip on track, with commitment from a Tier One smartphone manufacturer to be lead customer.

FIRST QUARTER FINANCIAL SUMMARY	Underlying*				IFRS
	Q1 2011	Q1 2010	Change		Q1 2011	Q1 2010	Change
Revenue	$163.9m	$173.0m	($9.1m	)	$163.9m	$173.0m	($9.1m	)
Gross margin	49.1%	46.5%	2.6%		48.2%	45.8%	2.4%
R&D expenditure	$49.7m	$43.7m	$6.0m		$52.7m	$46.8m	$5.9m
SG&A expenditure	$30.7m	$25.3m	$5.4m		$29.5m	$27.5m	$2.0m
Operating profit (loss)	$0.0m	$11.5m	($11.5m	)	($3.3m )	$4.9m	($8.2m	)
Diluted earnings (loss) per share	$0.02	$0.05	($0.03)		($0.01)	$0.02	($0.03)

Joep van Beurden, Chief Executive Officer, said: “We have delivered revenues in line with our expectations and improved our gross margin, reflecting the strength of both our Audio & Consumer and Automotive & PND businesses. Our Handset business has secured design wins in smartphones, and we have made good progress on our operational plans to implement a new generation of products, to diversify our revenue and to expand beyond components into platforms.

“Our next-generation of 40nm products, including the CSR9800 Bluetooth/Wi-Fi combination chip, the SiRFprimaII™ GPS/infotainment platform and the SiRFstarV™ GPS chip is on track, and is expected to contribute to revenues in 2012. We also launched CSR6000, a Wi-Fi platform for cars, and are working with Tier One suppliers in order to take this product into mass production, with revenues currently expected in early 2012.

“We expect a stronger revenue performance for the second half of the year relative to the first half. Our Handset business will begin to show the benefits of our recent smartphone design wins, such as those with Samsung and Huawei, although we are seeing weakness in some areas of the handset market. We expect our Automotive & PND business to grow driven by the automotive design win pipeline and easing of capacity constraints in the area of PND products, and our Audio & Consumer business will continue to see growth led by increased demand for our products across the business unit.

“We continue to invest in our catalysts for growth, which are building in strength.”

OUTLOOK

We expect second quarter revenues to be in the range of $185m to $200m.

NOTES TO FINANCIAL SUMMARY TABLES

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D, SG&A expenditure, and operating profit, operating margin, profit before tax and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discusses performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the nearest IFRS measure is provided in notes 3, 4, and 6.

*	Underlying results for Q1 2011 add back charges in cost of sales for amortisation of acquired intangible assets (Q1 2011: $1.5m; Q4 2010: $1.5m; Q1 2010: $1.3m), in R&D for the amortisation of acquired intangible assets (Q1 2011: $1.2m; Q4 2010: $1.2m; Q1 2010: $1.3m) and share option charges (Q1 2011: $1.8m; Q4 2010: $1.1m; Q1 2010: $1.8m) and in SG&A for amortisation of acquired intangible assets (Q1 2011: $0.9m; Q4 2010: $0.9m; Q1 2010: $0.8m), integration and restructuring charges (Q1 2011: $0.9m; Q4 2010: $1.1m; Q1 2010: $nil), proposed acquisition fees (Q1 2011: $4.0m; Q4 2010 & Q1 2010: $nil), share option charges (Q1 2011: $1.5m; Q4 2010: $0.6m; Q1 2010: $1.3m), litigation settlement income (Q1 2011: credit of $14.5m; Q4 2010: $nil; Q1 2010: $nil) and litigation settlement costs (Q1 2011: $6.0m; Q4 2010: $59.8m; Q1 2010: $nil). Underlying diluted earnings per share also adds back the tax effects associated with the above items, as well as the recognition of pre-acquisition losses (Q1 2011: $nil; Q4 2010: credit of $11.9m; Q1 2010: $nil), the unwinding of discount on litigation (net of tax) (Q1 2011: $0.5m; Q4 2010; $nil: Q1 2010: $nil) and deferred tax on share options (Q1 2011: $nil; Q4 2010: $0.5m; Q1 2010: $nil).

Enquiries:

CSR plc	FD
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Haya Herbert Burns
Cynthia Alers, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Tel: +44 (0) 1223 692 000

CSR will host a presentation, video webcast and audio call for analysts on Tuesday 10 May 2011, 09:00 UK-time, at the office of UBS, 1 Finsbury Avenue, London EC2M 2PP. An audio conference call will also be hosted at 18.00 UK-time (13:00 EDT; 10:00 PDT). A replay of the audio call will be available from noon on 10 May 2011 on www.csr.com. Materials and replays related to the presentations will also be made available at www.csr.com.

Live video webcast:	Available on the investor relations pages of the CSR website (www.csr.com)
Dial-in for 9am UK-time	UK: 0800 368 1917 US: +1 866 978 9968 Rest of the world: +44 20 3140 0723
audio call:	Replay: UK: 0800 368 1890 Access Code: 377138#, or +44 20 3140 0698 (outside the UK)
Dial-in for 1:00 pm EDT	US: +1 866 978 9968 UK: 0800 368 1917 Rest of the World: +44 20 3140 0723
audio call:	Replay: US: +1 877 846 3918 Access Code: 377140#, or +44 20 3140 0698 (outside US)

Operating Review

Our revenue for the quarter was $163.9m (Q1 2010: $173.0m), which is in line with management guidance.

Our underlying gross margins were 49.1%, which is an increase from 48.7% in Q4 2010 and 46.5% in Q1 2010, resulting from a shift in our product mix towards higher margin products for both the Audio & Consumer and the Automotive & PND businesses. Underlying R&D expenditure of $49.7m (Q1 2010: $43.7m) reflected increased investment in our next generation of products. Underlying SG&A expenditures of $30.7m (Q1 2010: $25.3m) reflected the last of the legal costs associated with the Broadcom settlement (announced in January 2011), as well as increased staff costs and unfavourable exchange rate movements. Before taking into account our proposed merger with Zoran, we continue to expect overall underlying operating expenses to be at the high end of our previously announced range of $305m-$315m for the full year.

Our new set of products and platforms is gaining market traction. In feature phones, the CSR8000 family (the latest generation of Bluetooth) is ramping well with key customers. In the first quarter, we won an important design win for our SiRFstarIV® location product with Huawei. We also had an important design win for our SiRFstarIV product with Samsung’s new GALAXY S II smartphone, which we announced in February at the time of our full year results. Revenue in our Handset business saw weakness in some areas of the handset market.

Our Audio & Consumer revenues grew strongly in the quarter, relative to the first quarter last year. We saw growth in the gaming segment year-on-year and we continue to lead the market in audio Bluetooth headsets. We have also won a number of Bluetooth orders for the computer market with several Tier One companies, including Dell and HP, through our partnership programmes. Our partnership with Intel is also progressing well and a series of Bluetooth/Wi-Fi combination chips started to ship during the first quarter of 2011.

Continuing capacity constraints affected revenues in our Automotive & PND Business, which we expect will ease by the end of the second quarter as we move to a second source supplier. We also saw a strong series of design wins across our technologies and we expect this to continue through the rest of the year. During the quarter, we launched CSR6000, the world’s first fully automotive-qualified standalone Wi-Fi solution for connected car platforms. We are working with Tier One suppliers in order to take this chip into mass production, with revenues expected early next year.

Our future development and partnership strategies, which are an important component of our catalysts for growth programme, are progressing well. The first silicon for CSR9800, our Bluetooth/Wi-Fi combo chip, is on track and we have commitment from a Tier One smartphone manufacturer to be our lead customer. During Q1 2011, we also completed the tape-out (which refers to the manufacturing database that has been sent to the foundry) for our next-generation SiRFstarV location platform and for SiRFprimaII™, a GPS/infotainment SOC (system-on-a-chip) aimed at the automotive segment. Like CSR9800, both these products are 40nm designs, which we believe offers competitive advantage.

We have had no significant impact on our business from recent events in Japan and we are keeping the situation under review.

We believe that we are on track in meeting our operational milestones and look forward with confidence to the remainder of the year.

First Quarter revenue by business

Revenue (USD)	Q1 2011	Q1 2010	Change
	(unaudited)	(unaudited)	Q1’10 to Q1’11
Handsets	$68.3m	$85.7m	(20%)
Audio & Consumer	$49.9m	$42.9m	16%
Automotive & PND	$45.7m	$44.4m	3%

Total	$163.9m	$173.0m	(5%)

Handset Business

Q1 2011: 42% of revenues (Q1 2010: 50% of revenues)

Our Handset business reported revenues of $68.3m (Q1 2010: $85.7m), a decline of 20% over the comparable period last year. Revenue in our Handset business reflected weakness in some areas of the handset market.

Revenue highlights for the division during the quarter included feature phone wins for the next-generation of Bluetooth, customer interest in the CSR8000 series and increased GPS demand from a Tier One customer. We also had design wins for our location offering, SiRFstarIV, with Huawei, adding to our previously announced Tier One GPS win, with Samsung for the GALAXY S II.

Audio & Consumer Business

Q1 2011: 30% of revenues (Q1 2010: 25% of revenues)

Our Audio & Consumer business performed strongly with revenues this quarter of $49.9m (Q1 2010: $42.9m), an increase of 16% over the comparable period last year. All the segments within this business grew, with revenue in the gaming segment being particularly strong.

We continue to lead the audio Bluetooth market and our technology is in all of the top 10 consumer headsets, as announced by PCMag.com in February this year.

Our new series of CSR8600 audio Bluetooth chips has been selected by several Tier One customers and products utilising these devices are expected to be commercially launched in the fourth quarter of this year. In addition, we have a number of Bluetooth design wins with Tier One companies, including Dell and HP, in the notebook, netbook and tablet market. Our previously announced collaboration with Intel is progressing well, with Bluetooth/Wi-Fi combination chips aimed at the PC notebook and netbook market shipping to manufacturers during Q1 2011.

Our GPS products are being designed into a new generation of cameras, including those from Canon and Lumix. We believe that the market for geo-tagging technology in cameras will continue to grow, providing increasing demand for our location technology.

There is growing demand for our aptX high-quality audio codec technology for wirelessly transmitting music from portable devices such as mobile phones, tablets and MP3 players to speakers, headphones and music docking stations. We also see increasing interest in our CSR µEnergy™ Bluetooth Low Energy solutions in areas such as remotes, keyboards, mice and fitness devices. This supports our belief that our low-energy technology will enable the development of new markets and product areas that require a long battery life.

Automotive & PND Business

Q1 2011: 28% of revenues (Q1 2010: 25% of revenues)

Our Automotive & PND business recorded revenues of $45.7m (Q1 2010: $44.4m), an increase of 3% over the comparable period last year. Revenue growth was affected by capacity constraints in our PND business, which is expected to ease by the end of the second quarter as we move our production to a second source supplier.

Our SiRFatlasV™ and first generation SiRFprima platform, both of which are GPS/Infotainment SOCs aimed at emerging markets, are the main contributor to this business’ revenue growth and there was a strong series of design wins with Tier One manufacturers. We expect to maintain a strong series of design wins in Automotive throughout the year. In Q1 2011, we won three additional Wi-Fi design programmes, taking the total for the division to ten.

We maintained our market leadership position in Bluetooth, with our SIG qualifications continuing to perform strongly. During Q1 2011, we introduced the world’s first fully automotive-qualified standalone Wi-Fi solution for connected car platforms, CSR6000, and we are working with several Tier One suppliers in order to take this chip into mass production, with revenues currently expected in early 2012. The follow-up to the SiRFprima platform, the 40nm SiRFprimaII, taped-out during Q1 2011 and is being evaluated by several lead customers.

Dividend

As previously announced, the Board of CSR has proposed the Company’s maiden dividend of $0.066 (£0.04) per share in respect of the 2010 financial year, representing 2/3 of a notional $0.099 (£0.06) full year dividend. Subject to shareholder approval at the Annual General Meeting being held on 18 May 2011, the dividend will be paid on 3 June 2011 to shareholders of record on 13 May 2011. The dividend will be paid in sterling and holders of ordinary shares will receive £0.04 per ordinary share.

The Proposed Merger With Zoran

On 21 February 2011, we announced a proposed merger with Zoran Corporation, a leading provider of imaging and video solutions, based in Sunnyvale, California. Bringing together our expertise in location, connectivity and audio with Zoran’s expertise in imaging and video will allow us to expand more quickly into complementary markets, such as digital still cameras and digital TVs, broaden our product set and more quickly shift our revenue mix from components towards platforms.

As we announced on 9 May 2011, feedback from our customers since announcement of the proposed merger has supported the strategic rationale for the proposed transaction. We have noted Zoran’s latest guidance from its Q1 earnings release of 9 May 2011 and are currently evaluating the implications of these disclosures.

Progress on Share Buyback

On 21 February 2011, we announced our intention to merge with Zoran Corporation. As part of that proposed merger, we also announced a plan to buy back up to $240 million of CSR’s ordinary shares during the following twelve months via an on-market buyback programme, with completion of the share buyback being conditional on the closing of the merger. This new plan replaced the existing share buyback programme, announced on 13 September 2010, under which we bought $37.5 million of shares. Following the announcement of the new plan on 21 February 2011, during the remainder of the first quarter we bought back 5,096,000 shares for an aggregate consideration of $31.0m. This represented the totality of the shares bought back during the first quarter of 2011.

People

Overall headcount was 1,613 as at 1 April 2011 (Q4 2010: 1,554).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, in which litigation may be inherently uncertain.

With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

In connection with the pending acquisition of Zoran, as further described in CSR’s registration statement on Form F-4 as filed with the Securities and Exchange Commission, CSR was named in a number of purported class action lawsuits in the U.S., which are typical in a transaction of this nature.

Following our legal settlement with Broadcom Corporation, announced on 11 January 2011, CSR negotiated a legal recovery of $14.5m from a third party in favour of CSR. No further recoveries in favour of CSR toward the Broadcom settlement are anticipated.

In the first quarter of 2011, along with other wireless semiconductor companies, CSR negotiated a confidential settlement agreement with Wi-LAN to dismiss all litigation against CSR and its customers and obtain a multi-year licensing arrangement with respect to Wi-LAN’s wireless patent portfolio.

CSR is defending a patent case against Bandspeed, Inc, in the U.S. District Court for the Western District of Texas. A Markman claim construction hearing took place on 8 March 2011, but the Court has not issued its Markman ruling. A trial is anticipated in the second half of 2012, although a specific trial date has not been set. Although CSR is not a party to another Bandspeed case pending in the U.S. District Court for the Eastern District of Texas, a number of defendants have requested indemnification from CSR. A trial date for this Eastern District of Texas case has been set for 1 July 2013.

In response to Bandspeed’s actions, on 1 April 2011, CSR filed a patent infringement lawsuit in the US District Court for the Central District of California against Bandspeed asserting that Bandspeed’s products infringe CSR’s patents. The case is in its preliminary stages; discovery has not commenced and a trial date has not been set.

On 16 March 2011, Mosaid filed a patent infringement lawsuit in the US District Court for the Eastern District of Texas against thirty-three defendants, including CSR. Mosaid’s patent infringement allegations are targeted at certain of the defendants’ products embracing Wi-Fi technology. The case is in its preliminary stages; discovery has not begun and a trial date has yet to be set.

On 22 March 2011, Azure Networks, LLC and Tri-County Excelsior Foundation filed a patent infringement lawsuit in the US District Court for the Eastern District of Texas against a number of defendants, including CSR, alleging that certain of the defendants’ products that embrace Bluetooth technology infringe Azure’s patent. The case is in its preliminary stages; discovery has not begun and a trial date is yet to be set.

In the fourth quarter of 2010, the original sellers of NordNav Technologies AB filed for arbitration proceedings in Sweden against CSR of a potential claim in respect of a $17.5m earnout relating to that acquisition. This matter is currently scheduled for arbitration in October 2011.

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable.

Financial Review – First Quarter ended 1st April 2011

Revenue

	Q1 ‘11	Q1 ‘10	Change Q1 ‘10 to Q1’11		Change %	Q4 ‘10	Change Q4 ‘10 to Q1’11		Change %

Revenue	$163.9m	$173.0m	($9.1m	)	(5.3%)	$184.8m	($20.9m	)	(11.3%)
Top Five Customers	47%	47%			n/a	41%			n/a

Revenue was down year-on-year reflecting the revenue decline in our Handset business, as described above. Our Audio & Consumer business performed strongly and Automotive & PND business grew modestly.

Gross Profit

	Q1 ‘11	Q1 ‘10	Change Q1 ‘10 to Q1’11		Change %	Q4 ‘10	Change Q4 ‘10 to Q1’11		Change %

Underlying Gross Profit	$80.4m	$80.5m	($0.1m	)	(0.1%)	$90.1m	($9.7m	)	(10.8%)
Gross Profit	$78.9m	$79.2m	($0.3m	)	(0.4%)	$88.5m	($9.6m	)	(10.8%)
Underlying Gross Margin	49.1%	46.5%	2.6%		N/A	48.7%	0.4%		N/A
Gross Margin	48.2%	45.8%	2.4%		N/A	47.9%	0.3%		N/A

Gross profit and underlying gross profit were flat compared to first quarter 2010. Our underlying gross profit margin improved significantly year-on-year, due to changes in the product mix towards higher margin products in our Audio & Consumer and Automotive & PND businesses.

Operating Expenses

	Q1 ‘11	Q1 ‘10	Change Q1 ‘10 to Q1’11	Change %	Q4 ‘10	Change Q4 ‘10 to Q1’11		Change %

Underlying R&D expenditure	$49.7m	$43.7m	$6.0m	13.7%	$49.4m	$0.3m		0.6%
R&D expenditure	$52.7m	$46.8m	$5.9m	12.6%	$51.8m	$0.9m		1.7%
Underlying SG&A expenditure	$30.7m	$25.3m	$5.4m	21.3%	$32.5m	($1.8m	)	(5.5%)
SG&A expenditure	$29.5m	$27.5m	$2.0m	7.3%	$94.8m	($65.3m	)	(68.9%)
Share-based payment charges	$3.3m	$3.1m	$0.2m	6.5%	$1.7m	$1.6m		94.1%

Underlying R&D expenses have increased year-on-year as a result of increased investment in R&D projects, particularly in terms of both headcount costs and third party product engineering costs. Underlying SG&A expenses have increased year-on-year due to increased headcount and related costs, unfavourable exchange rate movements and reflect the last of the Broadcom legal fees. We continue to expect underlying operating expenses to be towards the high end of the range of $305m-$315m for the full year.

Operating Profit

	Q1 ‘11	Q1 ‘10	Change Q1 ‘10 to Q1’11		Q4 ‘10	Change Q4 ‘10 to Q1’11

Underlying operating profit	$0.0m	$11.5m	($11.5m	)	$8.1m	($8.1m )
Operating (loss) profit	($3.3m )	$4.9m	($8.2m	)	($58.1m )	$54.8m
Underlying operating margin	0.0%	6.6%	(6.6%)		4.4%	(4.4%)
Operating margin	(2.0%)	2.9%	(4.9%)		(31.4%)	29.4%

Underlying operating profit fell by $11.5m due to the increase in operating costs described above. Underlying operating margin declined to breakeven.

Investment Income and Finance income (expense)

	Q1 ‘11	Q1 ‘10		Change Q1 ‘10 to Q1’11	Change %	Q4 ‘10		Change Q4 ‘10 to Q1’11	Change %

Investment income	$0.2m	$0.2m		—	—	$0.2m		—	—
Finance income (expense)	$0.2m	($0.7m	)	$0.9m	N/A	($0.4m	)	$0.6m	N/A

Finance income in Q1 2011 reflects foreign exchange gains on non-US dollar balances, whereas finance expense in Q1 2010 reflected exchange losses on non-US dollar balances. In addition, IFRS finance expense in Q1 2011 includes $0.7m of interest expense arising from the unwinding of the discount on the Broadcom litigation settlement which is excluded from our underlying results.

Tax

	Q1 ‘11		Q1 ‘10	Change Q1 ‘10 to Q1’11		Q4 ‘10		Change Q4 ‘10 to Q1’11

Underlying profit before taxation	$1.1m		$10.9m	($9.8m	)	$7.9m		($6.8m	)
(Loss) profit before taxation	($2.9m	)	$4.4m	($7.3m	)	($58.3m	)	$55.4m
Underlying tax (credit) charge	($1.9m	)	$1.1m	($3.0m	)	($4.6m	)	$2.7m
Tax (credit) charge	($0.9m	)	$1.1m	($2.0m	)	($31.0m	)	$30.1m
Underlying effective tax rate	N/M		10.0%	N/A		(57.9%)		N/A
Effective tax rate	30.7%		24.9%	N/A		53.2%		N/A

During Q1 2011 we recorded a tax credit of $0.9m. On an underlying basis, our tax credit was $1.9m mainly due to the tax charge associated with the non-underlying litigation recovery. This has been removed from underlying results, which exceeded all the other tax effects of non-underlying items. In Q1 2010 we recorded a tax charge of $1.1m, and the underlying tax charge was the same.

Our effective tax rate is expected to be 24% for the full year, with the underlying effective rate expected to be around 21%, which is lower than the UK statutory rate, due mainly to R&D tax credits.

Underlying profit before taxation is $1.1m for Q1 2011. This is higher than the $2.9m IFRS loss before taxation, as a result of a higher underlying operating profit than IFRS operating profit, and also the removal of $0.7m of interest expense arising from the unwinding of the discount on the Broadcom litigation settlement cost from underlying results as described above.

Earnings

	Q1 ‘11	Q1 ‘10	Change Q1 ‘10 to Q1’11	Change %	Q4 ‘10	Change Q4 ‘10 to Q1’11	Change %

Underlying diluted earnings per share	$0.02	$0.05	($0.03)	N/A	$0.07	($0.05)	N/A
Diluted (loss) earnings per share	($0.01)	$0.02	($0.03)	N/A	($0.16)	$0.15	N/A

Underlying diluted earnings per share was lower than last year due to the lower underlying operating profit, although net finance income and the tax credit led to underlying diluted EPS of $0.02.

Cash

	Q1 ‘11		Q1 ‘10		Change Q1 ‘10 to Q1’11		Change %	Q4 ‘10	Change Q4 ‘10 to Q1’11		Change %

Cash, cash equivalents, treasury deposits and investments	$400.8m		$408.1m		($7.3m	)	(1.8%)	$440.1m	($39.3m	)	(8.9%)
Net cash from operating activities	($10.3m	)	($2.7m	)	($7.6m	)	(281.5%)	$10.5m	($20.8m	)	(198.1%)

Cash, cash equivalents and treasury deposits have decreased by $39.3m compared with Q4 2010 as a result of a decrease in net cash from operating activities and payments associated with the share buyback programme.

Balance Sheet

	Q1 ‘11	Q1 ‘10	Change Q1 ‘10 to Q1’11		Change %	Q4 ‘10	Change Q4 ‘10 to Q1’11		Change %

Inventory	$95.4m	$85.2m	$10.2m		12.0%	$85.3m	$10.1m		11.8%
Inventory days (for quarter ended)	104	84	20		N/A	82	22		N/A
Trade Receivables	$79.2m	$92.9m	($13.7m	)	(14.7%)	$85.6m	($6.4m	)	(7.5%)
Days’ sales outstanding	38	45	(7)		N/A	40	(2)		N/A

Inventory has increased as we prepare specific product introductions as well as the seasonal revenue increase in Q2 2011. Days’ sales outstanding have decreased due to strong cash collections in the quarter.

Trade payables showed a significant increase during the quarter as IFRS requires the recording of a liability for the maximum potential outflow under close period share buyback arrangements ($26.6m) with a corresponding adjustment to reserves.

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the proposed merger with Zoran Corporation (the ‘Proposed Merger’), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the Proposed Merger, and (iii) the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Proposed Merger.

These forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate, including the current beliefs and expectations of the management of Zoran and CSR with respect to the Proposed Merger, and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s ability to control or estimate precisely and include, without limitation: the possibility that the Proposed Merger does not close when expected or at all; the ability to realize the expected synergies from the Proposed Merger in the timeframe anticipated; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for CSR’s products and the products of the combined company following completion of the Proposed Merger; the ability of CSR to develop and market products integrating CSR’s and Zoran’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR and Zoran; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR and, following completion of the Proposed Merger, the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption ‘Risk Factors’ and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s annual report on Form 20-F and Zoran’s and CSR’s other filings with the SEC. CSR cannot give any assurance that such forward-looking statements will prove to have been correct.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Condensed consolidated income statement

	Note	Q1 2011	Q4 2010	Q1 2010	2010
		(unaudited)	(unaudited)	(unaudited)	(audited)
		$’000	$’000	$’000	$’000
Revenue		163,876	184,801	173,026	800,608
Underlying cost of sales		(83,433)	(94,745)	(92,484)	(418,367)
Amortisation of acquired intangible assets		(1,527)	(1,527)	(1,321)	(5,663)
Cost of sales		(84,960)	(96,272)	(93,805)	(424,030)

Gross profit	3	78,916	88,529	79,221	376,578
Underlying research and development		(49,708)	(49,446)	(43,714)	(189,187)
Share option charges		(1,816)	(1,122)	(1,763)	(5,760)
Amortisation of acquired intangible assets		(1,213)	(1,213)	(1,286)	(4,980)
Research and development		(52,737)	(51,781)	(46,763)	(199,927)

Underlying selling, general and administrative		(30,690)	(32,470)	(25,341)	(114,078)
Share option charges		(1,476)	(583)	(1,330)	(4,062)
Amortisation of acquired intangible assets		(915)	(915)	(844)	(3,494)
Proposed acquisition fees		(4,035)	—	—	(397)
Integration and restructuring		(868)	(1,085)	—	(1,085)
Litigation settlement income		14,532	—	—	—
Litigation settlement		(6,000)	(59,788)	—	(59,788)
Selling, general and administrative		(29,452)	(94,841)	(27,515)	(182,904)

Operating (loss) profit	4	(3,273)	(58,093)	4,943	(6,253)
Investment income		180	170	157	812
Finance income (expense)		236	(421)	(747)	(264)

(Loss) profit before tax		(2,857)	(58,344)	4,353	(5,705)

Tax		876	31,011	(1,086)	22,331

(Loss) profit for the period		(1,981)	(27,333)	3,267	16,626

(Loss) earnings per share		$	$	$	$
Basic	6	(0.01)	(0.16)	0.02	0.09
Underlying diluted (unaudited in all periods)	6	0.02	0.07	0.05	0.43
Diluted	6	(0.01)	(0.16)	0.02	0.09

Condensed consolidated statement of comprehensive income

	Q1 2011	Q4 2010	Q1 2010	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
(Loss)profit for the period	(1,981)	(27,333)	3,267	16,626

Other comprehensive income

Gain(loss) on cash flow hedges	4,059	(1,252)	(5,813)	(3,108)
Net tax on cash flow hedges in equity	(1,055)	351	1,628	870
Transferred to income statement in respect of cash flow hedges	(593)	279	(1,209)	726
Tax on items transferred from equity	154	(74)	339	(199)

Total comprehensive income (loss) for the period	584	(28,029)	(1,788)	14,915

Condensed consolidated balance sheet

	1 April 2011	31 December 2010	2 April 2010
	(unaudited)	(audited)	(unaudited)
	$’000	$’000	$’000

Non-current assets
Goodwill	224,651	224,651	221,451
Other intangible assets	46,979	36,070	43,361
Property, plant and equipment	28,972	28,354	37,002
Investments	1,000	1,000	—
Deferred tax asset	28,291	28,116	6,276

	329,893	318,191	308,090

Current assets
Inventory	95,378	85,306	85,165
Derivative financial instruments	4,876	1,870	466
Trade and other receivables	109,961	105,887	109,563
Corporation tax debtor	7,928	6,728	6,193
Treasury deposits and investments	229,787	267,833	268,996
Cash and cash equivalents	170,983	172,315	139,140

	618,913	639,939	609,523

Total assets	948,806	958,130	917,613

Current liabilities
Trade and other payables	156,343	125,223	124,291
Current tax liabilities	3,200	2,852	414
Contingent consideration	1,580	—	—
Obligations under finance leases	127	51	308
Derivative financial instruments	—	899	4,113
Provisions	5,417	5,602	4,753

	166,667	134,627	133,879

Net current assets	452,246	505,312	475,644

Non-current liabilities
Long term accruals	58,414	45,694	—
Contingent consideration	—	1,567	—
Long-term provisions	1,728	1,483	2,353
Obligations under finance leases	127	195	—

	60,269	48,939	2,353

Total liabilities	226,936	183,566	136,232

Net assets	721,870	774,564	781,381

Equity
Share capital	323	322	320
Share premium account	369,773	368,615	366,771
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Employee Benefit Trust Reserve	(36,586)	(39,064)	(40,224)
Treasury shares	(68,490)	(37,487)	—
Hedging reserve	4,589	1,123	(3,517)
Share based payment reserve	60,959	58,038	51,539
Tax reserve	40,817	41,641	37,624
Retained earnings	287,961	318,852	306,344

Total equity	721,870	774,564	781,381

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Treasury shares	Hedging reserve	Share- based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564
Loss for the period	—	—	—	—	—	—	—	—	—	(1,981)	(1,981)
Other comprehensive income(loss) for the period	—	—	—	—	—	—	3,466	—	(901)	—	2,565

Total comprehensive income (loss) for the period	—	—	—	—	—	—	3,466	—	(901)	(1,981)	584
Share issues	1	1,158	—	—	—	—	—	—	—	—	1,159
Shares issued from Employee Benefit Trust	—	—	—	—	2,478	—	—	—	—	(2,306)	172
Purchase of Treasury Shares	—	—	—	—	—	(31,003)	—	—	—	—	(31,003)
Credit to equity for equity- settled share-based payments	—	—	—	—	—	—	—	2,921	—	—	2,921
Share buyback liability	—	—	—	—	—	—	—	—	—	(26,604)	(26,604)
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	77	—	77

At 2 April 2011	323	369,773	950	61,574	(36,586)	(68,490)	4,589	60,959	40,817	287,961	721,870

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Treasury shares	Hedging reserve	Share- based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	318	363,032	950	61,574	(40,224)	—	3,505	48,446	33,433	303,077	774,111
Profit for the period	—	—	—	—	—	—	—	—		16,626	16,626
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(2,382)	—	671	—	(1,711)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(2,382)	—	671	16,626	14,915
Share issues	4	5,583	—	—	—	—	—	—	—	—	5,587
Shares issued from Employee Benefit Trust	—	—	—	—	1,160	—	—	—	—	(851)	309
Purchase of Treasury Shares	—	—	—	—	—	(37,487)	—	—	—	—	(37,487)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	9,592	—	—	9,592
Effective rate adjustment	—	—	—	—	—	—	—	—	(12)	—	(12)
Current tax benefit relating to prior years taken directly to equity on share option gains	—	—	—	—	—	—	—	—	7,367	—	7,367
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	182	—	182

At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564

Condensed consolidated cash flow statement

		Q1 2011	Q4 2010	Q1 2010	2010
		(unaudited)	(unaudited)	(unaudited)	(audited)
	Note	$’000	$’000	$’000	$’000
Net cash from operating activities	7	(10,301)	10,516	(2,713)	77,907

Investing activities
Interest received		89	176	171	790
Purchase of treasury deposits (including treasury deposits acquired with subsidiary)		(48,280)	(176,414)	(215,949)	(728,990)
Sales of treasury deposits		86,475	151,118	188,716	703,560
Purchases of property, plant and equipment		(5,670)	(1,893)	(1,592)	(7,750)
Purchases of intangible assets		(648)	(1,056)	(3,274)	(6,771)
Acquisition of subsidiaries		—	—	—	(1,902)
Purchase of investment		—	—	—	(1,000)

Net cash from (used in) investing activities		31,966	(28,069)	(31,928)	(42,063)

Financing activities
Repayments of obligations under finance leases		—	(318)	—	(318)
Repayment of borrowings		—	—	—	(2,041)
Proceeds on issue of shares		1,024	745	3,643	5,661
Proceeds on issue of shares from Employee Benefit trust		228	187	—	225
Purchase of treasury shares		(25,186)	(25,461)	—	(37,487)

Net cash (used in) from financing activities		(23,934)	(24,847)	3,643	(33,960)

Net (decrease) /increase in cash and cash equivalents		(2,269)	(42,400)	(30,998)	1,884

Cash and cash equivalents at beginning of period		172,315	214,952	170,601	170,601

Effect of foreign exchange rate changes		937	(237)	(463)	(170)

Cash and cash equivalents at end of period		170,983	172,315	139,140	172,315

Notes

1.	Basis of preparation and accounting policies

The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 31 December 2010.

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 31 December 2010 on 8 February 2011. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006.

Statutory accounts for the 52 weeks ended 31 December 2010 are available on CSR’s website at www.csr.com. The auditors’ reports on the accounts for the 52 weeks ended 31 December 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRSs, this announcement does not contain itself sufficient information to comply with IFRSs.

The financial information for the quarter Q1 2011, Q4 2011 and Q1 2010 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2011	13 weeks	1 January 2011 to 1 April 2011
Q4 2010	13 weeks	4 October 2010 to 31 December 2010
Q1 2010	13 weeks	4 January 2010 to 2 April 2010
2010	52 weeks	2 January 2010 to 31 December 2010

2.	Changes in share capital

In Q1 2011 175,563 new ordinary shares were issued for employee option exercises. Consideration was $1,159,000 at a premium of $1,158,000. In addition, 356,961 ordinary shares were issued from the Employee Benefit Trust in Q1 2011 to satisfy employee option exercises.

During Q1 2011, CSR plc purchased 5,096,000 ordinary shares, all of which were held in treasury at 1 April 2011.

As at 1 April 2011, there were 173,019,190 shares in issue. This figure is after adjusting for 12,241,000 ordinary shares held by CSR plc in treasury.

3.	Reconciliation of gross profit to underlying gross profit

Non-GAAP Disclosure. The following tables include non-GAAP measures. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin, profit before tax and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.

	Q1 2011	Q4 2010	Q1 2010	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Gross profit	78,916	88,529	79,221	376,578
Add back:
Amortisation of acquired intangible assets	1,527	1,527	1,321	5,663

Underlying* gross profit	80,443	90,056	80,542	382,241

*	The term ‘Underlying’ is defined on page 2.

4.	Reconciliation of operating (loss) profit to underlying operating profit

	Q1 2011	Q4 2010	Q1 2010	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Operating (loss) profit	(3,273)	(58,093)	4,943	(6,253)
Add back:
Share option charges	3,292	1,705	3,093	9,822
Proposed Acquisition fees	4,035	—	—	397
Integration and restructuring	868	1,085	—	1,085
Amortisation of acquired intangible assets	3,655	3,655	3,451	14,137
Litigation settlement	6,000	59,788	—	59,788
Litigation settlement income	(14,532)	—	—	—

Underlying* operating profit	45	8,140	11,487	78,976

*	The term ‘Underlying’ is defined on page 2.

5.	Amortisation of acquired intangibles

	Q1 2011	Q4 2010	Q1 2010	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
Included within:	$’000	$’000	$’000	$’000
Cost of sales	1,527	1,527	1,321	5,663
Research and development	1,213	1,213	1,286	4,980
Selling, general and administrative	915	915	844	3,494

Amortisation of acquired intangibles	3,655	3,655	3,451	14,137

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets, sales of which started in 2010. Amortisation of acquired intangibles not yet utilised in products being sold is recognised as part of Research and Development.

6.	(Loss) earnings per ordinary share

The calculation of (loss) earnings per share is based upon the (loss) profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*
Q1 2011	172,387,300	175,360,161
Q4 2010	175,189,724	177,391,558
Q1 2010	178,076,517	183,597,146
2010	178,074,862	181,033,874

*	Share options are only treated as dilutive where the result after taxation is a profit.

	Q1 2011	Q4 2010	Q1 2010	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
Earnings	$’000	$’000	$’000	$’000

(Loss) profit for the period	(1,981)	(27,333)	3,267	16,626
Add back:
Share option charges	3,292	1,705	3,093	9,822
Acquisition fees, net of tax	2,966	55	—	341
Integration and restructuring, net of tax	638	792	—	792
Deferred tax adjustment on previous acquisitions	—	—	—	—
Tax charges related to share options	—	518	—	2,586
Amortisation of acquired intangibles, net of tax	2,555	3,655	3,451	14,137
Loss recognition	—	(11,928)	—	(11,928)
Prior year tax adjustment related to the amortization of acquired intangibles	(607)	—	—	—
Litigation income, net of tax	(8,719)	—	—	—
Unwinding of discount related to litigation settlement, net of tax	494	—	—	—
Litigation settlement, net of tax	4,410	44,995	—	44,995

Underlying profit for the period	3,048	12,459	9,811	77,371

Earnings (loss) per share	Q1 2011	Q4 2010	Q1 2010	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Basic	(0.01)	(0.16)	0.02	0.09

Diluted	(0.01)	(0.16)	0.02	0.09
Add back:
Share option charges	0.02	0.01	0.01	0.07
Integration and restructuring, net of tax	—	0.01	—	0.01
Deferred tax adjustment on previous acquisitions	—	—	—	—
Tax charges related to share options	—	—	—	—
Acquisition fees, net of tax	0.02	—	—	—
Amortisation of acquired intangibles, net of tax	0.02	0.02	0.02	0.07
Loss recognition	—	(0.06)	—	(0.06)
Prior year tax adjustment related to the amortization of acquired intangibles	—
Litigation income, net of tax	(0.05)	—	—	—
Unwinding of discount related to litigation settlement, net of tax	—	—	—	—
Litigation settlement, net of tax	0.02	0.25	—	0.25

Underlying diluted	0.02	0.07	0.05	0.43

7.	Reconciliation of net (loss)profit to net cash from operating activities

	Q1 2011	Q4 2010	Q1 2010	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Net (loss)profit	(1,981)	(27,333)	3,267	16,626
Adjustments for:
Investment income	(180)	(170)	(157)	(812)
Finance (income) costs	(236)	421	747	264
Income tax (credit) expense	(876)	(31,011)	1,086	(22,331)
Amortisation of intangible assets	4,893	4,777	4,431	18,054
Depreciation of property, plant and equipment	4,478	5,586	5,097	20,091
Loss on disposal of property, plant and equipment and intangible fixed assets	—	172	16	414
Share option charges	2,921	1,602	3,093	9,592
Increase (decrease) in provisions	60	3,832	(742)	2,227

Operating cash flows before movements in working capital	9,079	(42,124)	16,838	44,125

(Increase) decrease in inventories	(10,072)	6,299	(12,820)	(12,961)
(Increase) decrease in receivables	(3,747)	6,999	(10,303)	(6,678)
(Decrease) increase in payables	(4,938)	39,619	4,064	46,093

Cash (used) generated by operations	(9,678)	10,793	(2,221)	70,579

Foreign tax paid	(503)	(218)	(375)	(1,127)
UK Corporation tax received	—	—	—	8,691
Interest paid	(120)	(190)	(117)	(662)
Grant income received	—	131	—	131
R&D tax credit received	—	—	—	295

Net cash (outflow) inflow from operating activities	(10,301)	10,516	(2,713)	77,907